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[IMTEC CORPORATION LOGO]
                                                 IMTEC, Inc.
                                                 One Imtec Lane, P.O. Box 809
                                                 Bellows Falls, Vermont
                                                 05101-0809 USA
                                                 Phone:(802) 463-9502
                                                 Fax:(802) 463-4334

                                          February 22, 2000

Dear Shareholders,

     I am pleased to inform you that on February 11, 2000, Imtec Inc. entered into an Agreement and Plan of Merger with Brady Corporation. Under this merger agreement, a subsidiary of Brady is today commencing a cash tender offer to purchase all of the outstanding shares of Imtec's common stock at a price of $12.00 per share. Following completion of the tender offer, and upon the terms and subject to the conditions of the merger agreement, the Brady subsidiary will merge with Imtec and each share of Imtec's common stock not purchased in the tender offer (other than treasury shares, shares owned by Brady and shares owned by any dissenting shareholders) will be converted into the right to receive $12.00 per share in cash without interest.

     Imtec's Board of Directors has unanimously approved the merger agreement, approved the tender offer and the merger, determined that the tender offer and the merger are in the best interests of Imtec's shareholders and unanimously recommends that shareholders accept the offer and tender their shares thereunder.

     Attached to this letter is a copy of the Schedule 14D-9 filed by Imtec with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for the Board's recommendation. Also enclosed is the Offer to Purchase of the Brady subsidiary making the tender offer together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents contain the terms and conditions of the offer and the merger, provide detailed information about these transactions and include information as to how to tender your shares. I urge you to read these documents carefully.
                                          Very truly yours,

                                          Ralph E. Crump
                                          Chairman of the Board